Exhibit 99.1

Regulated information — Inside information

argenx enters exclusive global collaboration and license agreement with
Cilag GmbH International, an affiliate of Janssen, for cusatuzumab (ARGX-110)

•	Collaboration to develop cusatuzumab in AML, MDS and other hematological malignancies in deal totaling up to $1.6 billion potentially

•	Janssen to pay argenx $300 million in upfront cash payment

•	Johnson & Johnson Innovation — JJDC, Inc. (JJDC) to make $200 million equity investment in argenx

•	argenx to retain right to co-promote cusatuzumab in the U.S. and share economics 50-50 on a royalty basis

•	Conference call to be held today at 5:00 PM CET (11:00 AM ET/8:00 AM PT)

December 3, 2018

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced an exclusive, global collaboration and license agreement for cusatuzumab (ARGX-110), a highly differentiated anti-CD70 SIMPLE Antibody™, with Cilag GmbH International, an affiliate of the Janssen Pharmaceutical Companies of Johnson & Johnson.

Cusatuzumab is currently in development in a Phase 1/2 combination study with Vidaza® for newly diagnosed, elderly patients with acute myeloid leukemia (AML) and high-risk myelodysplastic syndrome (MDS) who are unfit for chemotherapy.  Data announced today from the Phase 1/2 study will be presented during a workshop being held in conjunction with the 60th American Society of Hematology Annual Meeting and Exposition.

“AML continues to be an aggressive and deadly cancer of the blood and bone marrow with very high relapse rates. Cusatuzumab offers a novel mode of action targeting leukemic stem cells, which are a known driver of the relapse mechanism, and has shown a compelling response rate and tolerability profile to date,” said Tim Van Hauwermeiren, CEO of argenx. “Janssen is an ideal strategic partner for us to develop this differentiated investigational therapy given its extensive clinical, regulatory and commercial expertise in oncology, and we believe that through this collaboration we are best positioned to reach the broadest number of patients as quickly as possible. The collaboration also strengthens our financial position, enabling our growth into a fully-integrated organization as we continue to exploit our deep pipeline of wholly-owned product candidates, including our lead product candidate efgartigimod which we are evaluating in four severe autoimmune indications.”

argenx and Janssen have agreed to a joint global clinical development plan to evaluate cusatuzumab in AML, MDS and other potential future indications.

Under the terms of the agreement, Janssen will pay argenx $300 million in an upfront payment and JJDC will purchase $200 million (1,766,899) of newly issued shares representing 4.68% of argenx’s outstanding shares at a price of €100.02 per share ($113.19). argenx will be eligible to receive potentially up to $1.3 billion in development, regulatory and sales milestones, in addition to tiered, double-digit royalties. Janssen will be responsible for commercialization worldwide.

argenx retains the option to participate in commercialization efforts in the U.S., where the companies have agreed to share economics 50/50 on a royalty basis and outside the U.S., Janssen will pay double-digit sales royalties to argenx.

The transactions are subject to customary closing conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act, and expected to close in the first quarter of 2019.

Conference call details

Dial-in 5 minutes before the start of the conference call and use the conference ID: 5278105

Dial-in numbers:

•	International dial-in:	+44 (0) 207 192 8000
•	US:	16315107495 (or 18669661396)
•	UK:	08445718892
•	Belgium:	024009874
•	The Netherlands:	0207143545
•	France:	0176700794
•	Sweden:	0850692180
•	Switzerland:	0315800059

About Cusatuzumab

Cusatuzumab (ARGX-110) is an investigational SIMPLE Antibody™ targeting CD70, an immune checkpoint target involved in hematological malignancies, several solid tumors and severe autoimmune diseases. Cusatuzumab is designed to: block CD70, kill cancer cells expressing CD70 through complement dependent cytotoxicity, enhanced antibody-dependent cell-mediated phagocytosis and enhanced antibody-dependent cell-mediated cytotoxicity, and restore immune surveillance against solid tumors (Silence K. et al. mAbs 2014; 6 (2):523-532). Cusatuzumab is currently being evaluated in patients with hematological malignancies, including a Phase 1/2 trial in combination with Vidaza in patients with newly diagnosed acute myeloid leukemia and high-risk myelodysplastic syndromes and the Phase 2 part of a Phase 1/2 trial in patients with relapsed/refractory cutaneous T-cell lymphoma (CTCL).  Preclinical work on cusatuzumab in AML was performed in collaboration with the Tumor Immunology Lab of Prof. A. F. Ochsenbein at the University of Bern, who won, together with Prof. Manz at the University Hospital of Zürich, the prestigious 2016 Otto Naegeli Prize for his breakthrough research on CD70/CD27 signaling with therapeutic potential for cancer patients.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe auto-immune diseases and cancer. The company is focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. argenx’s ability to execute on this focus is enabled by its suite of differentiated technologies. The SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows argenx to exploit novel and complex targets, and its three complementary Fc engineering technologies are designed to expand the therapeutic index of its product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco, VP Investor Relations (US)

+1 518 424 4980

bdelgiacco@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes concerning the intended results of its strategy and its collaboration with Janssen expected to close in the first quarter of 2019, including argenx’s ability to receive the expected benefits thereof such as future milestones and royalty payments.. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.